Fourplay Social Inc.

Financial Statements

For the fiscal year ended December 31 2020 and 2021

(Unaudited)

Fourplay Social LLC

Balance Sheet

As of December 31, 2020

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Bank of America (5922)	0.00
CHASE CHECKING ACCOUNT	11,448.19
Total Bank Accounts	**$11,448.19**
Total Current Assets	**$11,448.19**
Other Assets	
Patent	725.00
Patent A/A	-60.00
Total Other Assets	**$665.00**
TOTAL ASSETS	**$12,113.19**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
BOA Credit Card	1,127.97
Total Credit Cards	**$1,127.97**
Total Current Liabilities	**$1,127.97**
Total Liabilities	**$1,127.97**
Equity	
Alan and Bonnie	13,381.49
Contributed	8,460.50
Total Alan and Bonnie	**21,841.99**
Allen and Terri	19,381.49
Contributed	3,442.50
Total Allen and Terri	**22,823.99**
Capital	0.00
Danielle	-7,914.77
Contributed	9,842.00
Total Danielle	**1,927.23**
Ian	-4,618.49
Contributed	1,565.00
Total Ian	**-3,053.49**
Julie	-12,566.77
Contributed	11,957.16
Total Julie	**-609.61**
Net Income	-31,944.89
Total Equity	**$10,985.22**
TOTAL LIABILITIES AND EQUITY	**$12,113.19**

Fourplay Social LLC

Balance Sheet

As of December 31, 2021

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Bank of America (5922)	0.00
CHASE CHECKING ACCOUNT	13,935.42
Total Bank Accounts	**$13,935.42**
Other Current Assets	
Uncategorized Asset	-137.85
Total Other Current Assets	**$ -137.85**
Total Current Assets	**$13,797.57**
Other Assets	
Patent	725.00
Patent A/A	-108.00
Total Other Assets	**$617.00**
TOTAL ASSETS	**$14,414.57**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
BOA Credit Card	0.00
Chase Credit Card	1,105.95
Total Credit Cards	**$1,105.95**
Total Current Liabilities	**$1,105.95**
Total Liabilities	**$1,105.95**
Equity	
Alan and Bonnie	18,647.49
Contributed	20,913.33
Total Alan and Bonnie	**39,560.82**
Allen and Terri	19,629.49
Contributed	27,900.00
Total Allen and Terri	**47,529.49**
Capital	0.00
Danielle	-9,253.77
Contributed	15,771.56
Total Danielle	**6,517.79**
Ian	-6,249.00
Contributed	4,233.90
Total Ian	**-2,015.10**
Julie	-11,788.99
Contributed	17,918.83
Total Julie	**6,129.84**
Net Income	-84,414.22
Total Equity	**$13,308.62**
TOTAL LIABILITIES AND EQUITY	**$14,414.57**

Fourplay Social LLC

Profit and Loss Comparison

January - December 2021

	TOTAL	
	JAN - DEC 2021	JAN - DEC 2020 (PY)
Income		
Sales	366.18	0.00
Total Income	**$366.18**	**$0.00**
GROSS PROFIT	**$366.18**	**$0.00**
Expenses		
Advertising and Promotional	20,226.50	8,768.89
Amazon Web Services	0.00	620.17
Application Fees	25.50	250.00
Bank Charges	-73.27	89.24
Business Gifts	0.00	149.99
Business Insurance	15,309.50	0.00
Computer and Internet Expense	0.00	657.88
Dues & subscriptions	3,865.45	543.56
Hair/Makeup	0.00	122.33
Insurance	0.00	18,580.75
Meals	0.00	31.13
Office Supplies	151.04	347.71
Outside Services	36,115.41	1,299.00
Professional Fees	8,250.00	1,250.00
Taxes Paid	750.00	1,125.00
Travel Expense	36.77	0.00
Total Expenses	**$84,656.90**	**$33,835.65**
NET OPERATING INCOME	**$ -84,290.72**	**$ -33,835.65**
Other Income		
Crowdfunding	0.00	9,498.36
Rewards Income	0.00	83.65
Total Other Income	**$0.00**	**$9,582.01**
Other Expenses		
Amortization	48.00	48.00
App Development	0.00	7,380.00
Filing Fees	75.50	263.25
Total Other Expenses	**$123.50**	**$7,691.25**
NET OTHER INCOME	**$ -123.50**	**$1,890.76**
NET INCOME	**$ -84,414.22**	**$ -31,944.89**

CONSOLIDATED STATEMENT OF EQUITY

	Common Stock		Preferred Stock		Additional Paid in Capital	Retained Earnings (Accumulated Deficit)	Total
	Shares	Amount	Shares	Amount			
BEGINNING BALANCE, FEBRUARY 17, 2022 (INCEPTION)							
Contributions	5000	$ 50.00	na	na	$ 300,500.00	na	$ 300,550.00
Other Comprehensive Gain / (Loss)	na	na	na	na	na	na	na
Net Income	na	na	na	na	na	$ (121,254.95)	$(121,254.95)
ENDING BALANCE, JUNE 8, 2022	5000	$ 50.00	na	na	$300,500.00	$ (121,254.95)	$179,295.05

Fourplay Social LLC

Statement of Cash Flows
January - December 2020

	TOTAL
OPERATING ACTIVITIES	
Net Income	-31,944.89
Adjustments to reconcile Net Income to Net Cash provided by operations:	0.00
BOA Credit Card	1,127.97
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**1,127.97**
Net cash provided by operating activities	**$ -30,816.92**
INVESTING ACTIVITIES	
Patent A/A	48.00
Net cash provided by investing activities	**$48.00**
FINANCING ACTIVITIES	
Alan and Bonnie	13,381.49
Alan and Bonnie:Contributed	-9,539.50
Allen and Terri	19,381.49
Allen and Terri:Contributed	-20,557.50
Capital	46,185.05
Danielle	-7,914.77
Danielle:Contributed	1,592.00
Ian	-4,618.49
Ian:Contributed	1,565.00
Julie	-12,566.77
Julie:Contributed	8,359.16
Net cash provided by financing activities	**$35,267.16**
NET CASH INCREASE FOR PERIOD	**$4,498.24**
Cash at beginning of period	6,949.95
CASH AT END OF PERIOD	**$11,448.19**

Fourplay Social LLC

Statement of Cash Flows

January - December 2021

	TOTAL
OPERATING ACTIVITIES	
Net Income	-84,414.22
Adjustments to reconcile Net Income to Net Cash provided by operations:	0.00
Uncategorized Asset	137.85
BOA Credit Card	-1,127.97
Chase Credit Card	1,105.95
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**115.83**
Net cash provided by operating activities	**$ -84,298.39**
INVESTING ACTIVITIES	
Patent A/A	48.00
Net cash provided by investing activities	**$48.00**
FINANCING ACTIVITIES	
Alan and Bonnie	5,266.00
Alan and Bonnie:Contributed	12,452.83
Allen and Terri	248.00
Allen and Terri:Contributed	24,457.50
Capital	31,944.89
Danielle	-1,339.00
Danielle:Contributed	5,929.56
Ian	-1,630.51
Ian:Contributed	2,668.90
Julie	777.78
Julie:Contributed	5,961.67
Net cash provided by financing activities	**$86,737.62**
NET CASH INCREASE FOR PERIOD	**$2,487.23**
Cash at beginning of period	11,448.19
CASH AT END OF PERIOD	**$13,935.42**

FOURPLAY SOCIAL INC.

NOTES TO THE FINANCIAL STATEMENTS

Fiscal Years Ended December 31, 2020 and 2021

1. ORGANIZATION AND PURPOSE

Fourplay Social Inc. (the "Company"), is a corporation organized under the laws of the State of Delaware. The Company operates a mobile social networking platform for singles.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

a) Basis of Accounting

The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

b) Fiscal Year

The Company operates on a 52-week fiscal year ending on December 31.

c) Cash Equivalents

Cash and cash equivalents include cash and short-term highly liquid investments with an original maturity of three months or less held in domestic financial institutions. For the fiscal years ended December 31, 2020 and December 31, 2021, the Company's cash positions include its operating bank account.

d) Legal Fees

Legal fees consist of legal services provided for the creation of the Company and equity financing.

e) Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

3. SUBSEQUENT EVENT

The Company has evaluated events and transactions subsequent to the period. No events require recognition in the financial statements or disclosures of the Company per the definitions and requirements of ASC Section 855-10, Subsequent Events.